EUROSEAS LTD.
4 Messogiou & Evropis Street
151 24 Maroussi Greece

April 2, 2020

BY EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Euroseas Ltd. Form F-3 (No. 333-237128)

Ladies and Gentlemen:

On March 30,2020, the undersigned registrant requested that the effectiveness of the above-captioned Form F-3 Registration Statement that was initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 12, 2020 (as amended) be accelerated so that it would be made effective at 5:00 p.m. New York City time on April 1, 2020 or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”) (the “Acceleration Request”).
The undersigned registrant hereby withdraws the Acceleration Request.
Should you have any questions regarding this letter, please do not hesitate to contact Anthony Tu-Sekine of Seward & Kissel LLP, counsel to the undersigned registrant, at (202) 661-7150.
Yours faithfully,
Euroseas Ltd.

By:	/s/ Dr. Anastasios Aslidis
Name:	Dr. Anastasios Aslidis
Title:	Chief Financial Officer

SK 02558 0005 8511407